Exhibit 99.2

THIS SILVER PURCHASE AGREEMENT dated as of the 8th day of December, 2004.

AMONG:

ZINKGRUVAN MINING AB, a corporation incorporated under the laws of Sweden

(“Zinkgruvan”)

- and -

SILVER WHEATON (CAYMANS) LTD., a company incorporated with limited liability under the laws of the Cayman Islands

(“Silver Wheaton”)

- and –

LUNDIN MINING CORPORATION, a corporation incorporated under the laws of Canada

(“Lundin”)

WITNESSES THAT:

WHEREAS Zinkgruvan is the registered or recorded holder of certain mining permits and concessions located in the Akersund region of Sweden and described in Schedule "A" attached hereto (the "Concessions");

AND WHEREAS the Concessions constitute all of the mining permits and concessions registered or recorded to and in the name of Zinkgruvan at the time Lundin acquired Zinkgruvan from Rio Tinto plc on June 2, 2004;

AND WHEREAS the real properties that are the subject of and pertain to the Concessions (the "Properties") are more fully described in Schedule "B" attached hereto;

AND WHEREAS the Properties have or may have Minerals (as hereinafter defined) in the form of silver located therein, thereon or thereunder;

AND WHEREAS the Minerals are processed through the concentrator owned and operated by Zinkgruvan and located on the Properties or such other real property owned by Zinkgruvan (the "Concentrator") to produce, among other things, lead concentrate (the "Concentrate");

AND WHEREAS Zinkgruvan has agreed to sell to Silver Wheaton, and Silver Wheaton has agreed to purchase from Zinkgruvan, any and all Minerals in the form of silver contained in the Concentrate, in accordance with the terms of this Agreement;

AND WHEREAS Zinkgruvan is an indirect, wholly-owned subsidiary of Lundin; and

AND WHEREAS Lundin has agreed to guarantee the performance of Zinkgruvan's covenants and obligations under this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties mutually agree as follows:

1.

Definitions

(a)

"affiliate" has the meaning ascribed to such term in the Business Corporations Act (Ontario), R.S.O. 1990, c. B16, as may be amended from time to time.

(b)

"Business Day" means any day other than a Saturday or Sunday or a day that is a statutory holiday under the laws of Canada or the Province of British Columbia or Sweden.

(c)

"Cash Amount" has the meaning set out in Section 3(a)(i) of this Agreement.

(d)

"Concentrate" has the meaning set out in the recitals of this Agreement.

(e)

"Concentrate Purchase Agreement" means each agreement between Zinkgruvan, in its capacity as principal [edited text], and a Smelter for the purchase and sale of Concentrate and all amendments or addendums thereto, and includes, without limitation, the Existing Concentrate Purchase Agreement.

(f)

"Concentrator" has the meaning set out in the recitals of this Agreement.

(g)

"Concessions" has the meaning set out in the recitals of this Agreement.

(h)

"Consumer Price Index" means the United States Consumer Price Index for All Urban Consumers (All Items) (time base 1982-84 = 100), as published by the Bureau of Labor Statistics, United States Department of Labor, or any successor or other body that may assume responsibility for the preparation and publishing of the said Index, as the case may be.

(i)

"Contract Year" means a twelve-month period during the term of this Agreement commencing on December 8 and ending on December 7 of the next year.

(j)

"Effective Date" has the meaning set out in Section 6 of this Agreement.

(k)

“Encumbrance” means any encumbrance of any nature or kind whatsoever (registered or unregistered) and includes a security interest, mortgage, lien, hypothec, pledge,

hypothecation, assignment, charge or restriction or limitation on the transfer of any Silver.

(l)

"Existing Concentrate Purchase Agreement" means the Lead Concentrate Purchase Agreement (Contract No. 2231-203600) made on the 27th day of March 1996 between Ammeberg Mining AB and Berzelius Stolberg GmbH.

(m)

“GAAP” means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor entity, applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles, and where the Canadian Institute of Chartered Accountants includes a recommendation in its Handbook concerning the treatment of any accounting matter, such recommendation shall be regarded as the only generally accepted accounting principle applicable to the circumstances that it covers.

(n)

"Initial Period" means the period of time commencing on the Effective Date and ending on December 7, 2029.

(o)

"Market Price" means the price for Silver per ounce payable by a Smelter as set out in the Concentrate Purchase Agreement to which a shipment of Concentrate relates.

(p)

"Minerals" means any and all marketable metal bearing material in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Properties.

(q)

“Minimum Silver Amount” has the meaning set out in Section 2(b) of this Agreement.

(r)

"Other Properties" has the meaning set out in Section 8(b) of the Agreement.

(s)

“Parties” means Zinkgruvan and Silver Wheaton, and “Party” means any one of the Parties.

(t)

"Payable Silver" means the number of ounces of Silver for which [ edited text ] receives payment from a Smelter pursuant to and in accordance with a Concentrate Purchase Agreement.

(u)

"person" means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, government or any other type of organization, whether or not a legal entity.

(v)

"Port of Loading" means the Port of Otterbecken, Sweden, or such other port as may be specified in a Concentrate Purchase Agreement.

(w)

"Prime" means at any particular time, the reference rate of interest, expressed as a rate per annum, that The Bank of Nova Scotia establishes as its prime rate of interest in order to determine interest rates that it will charge for demand loans in Canadian dollars to its most credit worthy customers.

(x)

"Properties" has the meaning set out in the recitals of this Agreement.

(y)

"Silver" has the meaning set out in Section 2(a) of this Agreement.

(z)

"Silver Charges" has the meaning set out in Section 3(i) of this Agreement.

(aa)

“Silver Purchase Price” has the meaning set out in Section 3(e) of this Agreement.

(bb)

“Silver Wheaton Invoices” has the meaning set out in Section 5(a) of this Agreement.

(cc)

“Silverco” means Chap Mercantile Inc., a corporation incorporated under the laws of the Province of Alberta and the owner of all of the issued and outstanding shares in the capital of Silver Wheaton.

(dd)

“Silverco Shares” means 30,000,000 common shares in the capital of Silverco.

(ee)

"Silverco Warrants" means 30,000,000 common share purchase warrants of Silverco issued pursuant to a supplemental warrant indenture dated as of the Effective Date between Olympia Trust Company and Silverco.

(ff)

"Smelter" means the party to a Concentrate Purchase Agreement that purchases Concentrate from Zinkgruvan.

(gg)

"subsidiary" has the meaning ascribed to such term in the Business Corporations Act (Ontario), R.S.O. 1990, c. B16, as may be amended from time to time.

(hh)

"Termination Date" has the meaning set out in Section 7 of this Agreement.

(ii)

"Time of Delivery" has the meaning set out in Section 4(b) of this Agreement.

(jj)

“TSX” means the Toronto Stock Exchange.

(kk)

“Zinkgruvan Invoices” has the meaning set out in Section 5(a) of this Agreement.

2.

Purchase and Sale of Silver

(a)

Subject to and in accordance with the terms of this Agreement, Zinkgruvan hereby agrees to sell to Silver Wheaton, and Silver Wheaton hereby agrees to purchase from Zinkgruvan, any and all Minerals in the form of silver contained in Concentrate that is produced from and after the Effective Date (the “Silver”), free and clear of all Encumbrances.

(b)

In support of Zinkgruvan’s obligations set out in Section 2(a), Zinkgruvan hereby agrees to sell to Silver Wheaton in accordance with the terms of this Agreement a minimum amount of Silver that is equal to 40 million ounces of Payable Silver (the "Minimum Silver Amount") during the Initial Period.

If, at the end of the Initial Period, the total number of ounces of Payable Silver is less than the Minimum Silver Amount, then Zinkgruvan shall pay to Silver Wheaton within 30 days of the expiry of the Initial Period an amount equal to the Minimum Silver Amount less the number of ounces of Payable Silver for which [ edited text ] received payment from Smelters pursuant to and in accordance with Concentrate Purchase Agreements or any other similar or like agreements, multiplied by US$1.00.

(c)

In the event that either or both Parties terminate this Agreement in accordance with Section 7 prior to the expiry of the Initial Period and the total number of ounces of Payable Silver is less than the Minimum Silver Amount as at the Termination Date, then Zinkgruvan shall pay to Silver Wheaton within 30 days of the Termination Date an amount equal to the Minimum Silver Amount less the number of ounces of Payable Silver for which [ edited text ] received payment from Smelters pursuant to and in accordance with Concentrate Purchase Agreements or any other similar or like agreements up to and including the Termination Date, multiplied by US$1.00.  This Section 2(c) shall survive the termination of this Agreement in accordance with Section 7.

(d)

Silver Wheaton hereby acknowledges and agrees that it has no contractual rights relating to the mining operations of Zinkgruvan or the Concessions or Properties or, except as provided in this Agreement, any right, title or interest in and to the Concessions or Properties.  Except as expressly provided in this Agreement, Silver Wheaton is not entitled to any form or type of compensation or payment from Zinkgruvan if Zinkgruvan does not meet its forecasted silver production targets in a specified period or if Zinkgruvan discontinues or ceases its mining operations in, on, under or in respect of the Properties and the Concessions.

3.

Purchase Price of Silver and Payment

(a)

In consideration of the Silver to be sold by Zinkgruvan to Silver Wheaton pursuant to this Agreement, Silver Wheaton hereby agrees to make the following payments or deliveries to Zinkgruvan on the following terms:

(i)

the payment of a cash amount in the aggregate amount of US$50,000,000 (the “Cash Amount”);

(ii)

the delivery to Zinkgruvan of the Silverco Shares; and

(iii)

the delivery to Zinkgruvan of the Silverco Warrants.

(b)

The Cash Amount shall be paid, and the Silverco Shares and Silverco Warrants shall be delivered, to Zinkgruvan concurrently with the execution and delivery of this Agreement.  The Cash Amount shall be paid to Zinkgruvan by certified cheque or by wire transfer in immediately available funds to a bank account or accounts designated by Zinkgruvan in writing.

(c)

The Silverco Shares shall be issued as fully paid and non-assessable shares in the capital of Silverco, and shall be freely-tradeable shares, subject to the hold period required by applicable securities laws or the rules of the TSX.  The Silverco Shares shall be listed and posted for trading on the TSX.

(d)

Each Silverco Warrant shall entitle the holder thereof to purchase an additional common share in the capital of Silverco at a price of CDN$0.80 per share until August 5, 2009.  The Silverco Warrants will be listed and posted for trading on the TSX on or about December 6, 2004 and Silver Wheaton shall use reasonable commercial efforts to cause Silverco to take all steps and actions as are necessary to list and post the Silverco Warrants on the TSX on or about such date.  The Silverco Warrants shall be freely-tradable warrants, subject to the hold period required by applicable securities laws or the rules of the TSX.

(e)

In addition to the payments provided for in Section 3(a), [ edited text ]  shall pay Zinkgruvan for the Silver contained in each shipment of Concentrate delivered to a Smelter in an amount equal to the Payable Silver determined in respect of each such shipment multiplied by the lesser of (i) US$3.90 (the “Fixed Price”) and (ii) the Market Price (the “Silver Purchase Price”).  The Fixed Price shall be increased annually on each anniversary date of this Agreement from and after the third anniversary date of this Agreement.  The increase in the Fixed Price for each Contract Year from and after the third anniversary date of this Agreement shall be calculated as follows:

(1)

the percentage increase in the Consumer Price Index for the Contract Year immediately preceding the applicable anniversary date divided by 2 (the "Index Amount"),

(2)

multiplied by the immediately preceding Contract Year's Fixed Price;

provided that the Index Amount shall not be less than 0.4% or more than 1.65%.  In the event that the calculation of the Index Amount is less than 0.4%, then the Index Amount shall be deemed to equal 0.4%.  In the event that the calculation of the Index Amount is greater than 1.65%, then the Index Amount shall be deemed to equal 1.65%.

Before the first payment for and in respect of Silver by a Smelter to [ edited text ]  after each anniversary date of this Agreement from and after the third anniversary date, Silver Wheaton shall provide to Zinkgruvan the new Fixed Price for the forthcoming Contract Year and a detailed statement setting out the calculation of the new Fixed Price (the "Fixed Price Calculation Statement").  Zinkgruvan shall have 90 days from the date of delivery of a Fixed Price Calculation Statement to dispute the accuracy of any item in such statement or to have the independent accountants of Silver Wheaton review and audit such statement.  If Zinkgruvan initiates an audit of a Fixed Price Calculation Statement and the results of such audit are within 5% of the new Fixed Price, then the cost of such audit shall be to the account of Zinkgruvan.  If the results of such audit are greater than 5% of the new Fixed Price, then the cost of such audit shall be to the account of Silver Wheaton.   If Silver Wheaton and Zinkgruvan are unable to resolve any dispute with respect to a Fixed Price Calculation Statement, then the matter shall be settled in accordance with the arbitration provisions set out in Section 14 of this Agreement.

In the event a dispute over the calculation of the Fixed Price goes to arbitration, then Silver Wheaton shall pay the amount set out in the Fixed Price Calculation Statement, if applicable, until the dispute is finally settled or resolved and the Parties shall reconcile any underpayment or overpayment, if any, promptly after such settlement or resolution.

(f)

All payments by Silver Wheaton to Zinkgruvan for Silver under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by Zinkgruvan in writing from time to time.  Subject to Section 3(i), all payments to be made in accordance with this Section 3(f) shall be made without deduction or set-off.

(g)

Silver Wheaton shall make a provisional payment of the Silver Purchase Price to Zinkgruvan for and in respect of Silver contained in each shipment of Concentrate in an amount equal to [ edited text ] of the Silver Purchase Price (or such other provisional payment percentage as is set out in the applicable Concentrate Purchase Agreement), based on received weights, provisional shipped assays and metal prices ruling on the date of shipment of the Concentrate, promptly (and in any event no later than one (1) Business Day) after Silver Wheaton receives a provisional payment for such Silver from a Smelter in accordance with the terms of the Concentrate Purchase Agreement to which such Smelter is a party.  Silver Wheaton shall make a final payment of the Silver Purchase Price to Zinkgruvan for and in respect of such Silver promptly (and in any event no later than one (1) Business Day) after [ edited text ] receives the final payment for such Silver from the Smelter in accordance with the terms of the Concentrate Purchase Agreement to which the Smelter is a party.  In the event that Zinkgruvan is indebted to [ edited text ] for and in respect of Silver contained in a shipment of Concentrate by reason of Zinkgruvan having received a provisional payment for such Silver in excess of the amount due in final settlement, then Zinkgruvan shall pay such excess to [ edited text ] promptly (and in any event no later than one (1) Business Day) after final settlement is determined in accordance with the applicable Concentrate Purchase Agreement.

(h)

Subject to the dispute of any payment in accordance with Section 14, any payment not made on or by the applicable payment date referred to in this Section 3 shall incur interest until such payment is made at a rate per annum equal to Prime plus 2%.

(i)

All charges, penalties, adjustments or deductions, including, without limitation, any treatment or refining charges, pertaining to or in respect of Silver and charged by a Smelter (but excluding any adjustments made by the Smelter based on the Smelter's analysis of the assays of the Silver contained in the Concentrate) ("Silver Charges") shall be to the account of and paid by Zinkgruvan.  Zinkgruvan shall use reasonable commercial efforts to cause each Smelter to charge any and all Silver Charges to the account of Zinkgruvan or deduct any and all Silver Charges from amounts owing by each Smelter to Zinkgruvan.  In the event that a Smelter charges [ edited text ] for any Silver Charges or deducts any Silver Charges from amounts owing by the Smelter to [ edited text ]  shall be entitled to set off or deduct an amount equal to such Silver Charges from any provisional or final payment to be made to Zinkgruvan in accordance with Section 3(g).

4.

Delivery, Title and Risk of Loss

(a)

Zinkgruvan shall at all times be responsible for delivering all Concentrate to each Smelter in such quantity, quality, description and amounts and at such times and places required under and in accordance with each Concentrate Purchase Agreement.  Zinkgruvan shall notify Silver Wheaton in writing that a shipment of Concentrate is being made to a Smelter at least twenty-four (24) hours prior to the shipment leaving the Port of Loading.  Zinkgruvan shall promptly deliver to Silver Wheaton once available and/or prepared copies of all documents, certificates and instruments pertaining to each shipment of Concentrate, including, without limitation, all invoices, credit notes, Bills of Lading, certificates containing Zinkgruvan's provisional shipped moisture content and provisional shipped assays and any documentation prepared or produced by the Smelter in respect of the Silver, including, without limitation, all analyses and assays.

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5.

Invoicing Matters

(a)

Zinkgruvan hereby agrees to issue invoices to each Smelter for and in respect of all Silver contained in each shipment of Concentrate ([ edited text ] Invoices").  Zinkgruvan shall deliver each [ edited text ]  Invoice to each Smelter at the same time it delivers an invoice to each Smelter related to the lead content of each shipment of Concentrate ("Zinkgruvan Invoices").  Each [ edited text ]  Invoice shall clearly indicate that the invoice is from [ edited text ] and that [ edited text ] has title to, and is the seller of, the Silver.  Zinkgruvan shall provide [ edited text ] with a copy of each [ edited text ] Invoice at the same time it issues the original of such invoice to the applicable Smelter.

(b)

Each Zinkgruvan Invoice shall contain all deductions for and in respect of any and all Silver Charges pertaining to the Silver contained in the shipment of Concentrate to which each Zinkgruvan Invoice relates.

(c)

Zinkgruvan shall issue an invoice to [ edited text ] for payments required to be made by [ edited text ] in accordance with Section 3(g) at the same time it issues a Silver Wheaton Invoice to the Smelter.  [ edited text ] shall pay such invoices delivered by Zinkgruvan at the times specified in Section 3(g).

(d)

Zinkgruvan hereby agrees to indemnify and hold Silver Wheaton and its directors, officers, employees and affiliates harmless from and against any and all damages, claims, losses, liabilities, fines, penalties and expenses (including reasonable legal fees) incurred or suffered by any of them arising out of or in connection with or related to any breach or default of Section 5(a).  This Section 5(d) shall survive the termination of this Agreement in accordance with Section 7.

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(b)

Zinkgruvan hereby agrees to indemnify and hold [ edited text ] and its directors, officers, employees and affiliates harmless from and against any and all damages, claims, losses, liabilities, fines, penalties and expenses (including reasonable legal fees) incurred or suffered by any of them arising out of or in connection with or related to any breach or default of Section 5A(a).  This Section 5A(b) shall survive the termination of this Agreement in accordance with Section 7.

6.

Term

This Agreement shall commence on the date of this Agreement (the "Effective Date") and, subject to Section 7, shall continue in perpetuity, it being the intent of the parties hereto that this Agreement shall constitute a covenant running with and binding upon title to the Concessions and all accessions thereto and all successions thereof, whether created privately or through governmental action, and binding upon the successors and assigns of Zinkgruvan and the successors in title to the Concessions.  If any right, power or interest of any party under this Agreement would violate the rule against perpetuities, then such right, power or interest shall terminate at the expiration of 20 years after the death of the last survivor of all descendants of Her Majesty, Queen Elizabeth II of England, living on the Effective Date.

7.

Early Termination

(a)

The Parties may terminate this Agreement at any time by the mutual written consent of the Parties.  In addition, each Party shall have the right to terminate this Agreement effective upon ten (10) days' prior written notice to the other Party if:

(i)

the other Party defaults in any material respect in the performance of any of its covenants or obligations contained in this Agreement and such default is not remedied to the reasonable satisfaction of the first Party within 30 days after written notice to the other Party, or if such default is not capable of rectification within 30 days, the other Party has not promptly commenced to rectify the default within such 30 day period, and thereafter proceeds diligently to rectify same; or

(ii)

the other Party makes an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law which proceeding remains undischarged for a period of 60 days, or if a receiver or receiver/manager is appointed for all or any substantial part of its property and business and such receiver or receiver/manager remains undischarged for a period of 60 days, or if the corporate existence of the other Party is terminated by voluntary or involuntary dissolution or winding-up (other than by way of amalgamation or reorganization).

(b)

Silver Wheaton shall have the right to terminate this Agreement effective upon written notice to Zinkgruvan if Zinkgruvan:

(i)

fails to keep the Zinkgruvan (Register No. 325-394T/98), Klara (Register No. 22-451/02) or Marketorp (Register No. 22-5/00) concessions valid and in good standing with all applicable Governmental Authorities, or any of such concessions are terminated for any reason whatsoever or are not renewed upon their expiry; or

(ii)

discontinues or ceases its mining operations in, on, under or in respect of the Properties and the Concessions.

In the event that the Hovdingamon No. 1 (Decision 01 82) or the Dalby Hytta No. 1 (Decision 03 103) exploration permit becomes an exploitation concession, then Silver

Wheaton shall have same rights under this Section 7(b) if Zinkgruvan fails to keep either of such concessions valid and in good standing with all applicable Governmental Authorities, or if either concession is terminated for any reason whatsoever or is not renewed upon its expiry.

(c)

Notwithstanding the termination of this Agreement in accordance with the terms of this Section 7, the parties hereto agree to fulfil and perform all of their respective covenants and obligations that arise prior to the date of termination of the Agreement (the "Termination Date").

8.

Concentrating/Commingling

(a)

Zinkgruvan shall cause, at its expense, all production of Minerals to be processed at the Concentrator in a prompt and timely manner.

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9.

Books; Records; Inspections

Zinkgruvan shall keep true, complete and accurate books and records of all of its operations and activities with respect to the Concessions and the Properties, including the mining and production of Minerals therefrom and the mining, treatment, processing and transportation of Minerals, prepared in accordance with GAAP, consistently applied. Subject to the confidentiality provisions of this Agreement, Silver Wheaton and its authorized representatives shall be entitled from time to time to perform audits or other reviews and examinations of Zinkgruvan's books and records relevant to the production and delivery of Concentrate pursuant to this Agreement to confirm compliance with the terms of this Agreement.  Silver Wheaton shall diligently complete any audit or other examination permitted hereunder.  The expenses of any audit or other examination permitted hereunder shall be paid by Silver Wheaton, unless the results of such audit or other examination permitted hereunder disclose a material discrepancy between the amount of Silver contained in a shipment of Concentrate and the amount of Silver set out in the applicable Silver Wheaton Invoice, in which event the reasonable costs of such audit or other examination shall be paid by Zinkgruvan.

10.

Conduct of Operations

(a)

Save as otherwise may be agreed between Zinkgruvan and Silver Wheaton, and subject to Section  of this Agreement, all decisions concerning methods, the extent, times, procedures and techniques of any (i) exploration, development and mining related to the Concessions and the Properties, including spending on capital expenditures, (ii) leaching, milling, processing or extraction and (iii) materials to be introduced on or to the Properties, shall be made by Zinkgruvan in its sole discretion.  Notwithstanding the foregoing, Zinkgruvan shall carry out and perform, or cause to be carried out and performed, all mining operations and activities pertaining to or in respect of the Concessions, the Properties and Minerals in a commercially prudent manner and in accordance with good mining, processing, engineering and environmental practises prevailing in the Swedish mining industry.

(b)

Subject at all times to the workplace rules and supervision of Zinkgruvan, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Properties or at the Concentrator, Silver Wheaton shall at all reasonable times and upon reasonable notice, at its sole risk and expense, have a right of access by its representatives to the Properties and the Concentrator to monitor Zinkgruvan’s silver mining and Processing operations.

11.

Confidentiality

(a)

Subject to Section 11(b), neither Party shall, without the express written consent of the other Party (which consent shall not be unreasonably withheld), disclose any non-public information in respect of the terms of this Agreement or otherwise received under or in conjunction with this Agreement, other than to its employees, agents and/or consultants for purposes related to the administration of this Agreement, and no Party shall issue any press releases concerning the terms of this Agreement without the consent of the other

Party after such party having first reviewed the terms of such press release.  Each Party agrees to reveal such information only to its employees, agents and/or consultants who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this Section 11.  In addition, neither Party shall use any such information for its own use or benefit except for the purpose of enforcing its rights under this Agreement.

(b)

Notwithstanding the foregoing, each Party may disclose information obtained under this Agreement if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such Party, provided that such Party shall disclose only such information as, in the opinion of its counsel, is required to be disclosed and provided further that where possible (time permitting after reasonable efforts on the part of such disclosing party) the other Party shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by such other Party.

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14.

Dispute Resolution

Any dispute, disagreement or claim arising out of or in connection with this Agreement shall be resolved in accordance with the provisions set out in Schedule “C” attached hereto.

15.

Representations and Warranties

(a)

Each party to this Agreement, acknowledging that the other parties are entering into this Agreement in reliance thereon, hereby represents and warrants to the other parties as follows:

(i)

It is a corporation duly incorporated and validly existing under the laws of its incorporating jurisdiction and is up to date in respect of all filings required by law;

(ii)

All requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approval with respect to entering into this Agreement or completing the transactions contemplated herein.  No approval of its shareholders is required with respect to it entering into this Agreement or completing the transactions contemplated herein;

(iii)

It has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(iv)

This Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of its enforceable against it in accordance with its terms; and

(v)

It has not made an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of its properties or business and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(b)

Zinkgruvan and Lundin, acknowledging that Silver Wheaton is entering into this Agreement in reliance thereon, hereby jointly and severally represent and warrant to Silver Wheaton as follows:

(i)

Other than the rights of Silver Wheaton contained in this Agreement, no person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Concessions or any of the Minerals in the form of silver in, on or under the Properties or derived therefrom;

(ii)

Zinkgruvan has all necessary corporate power to be the registered or recorded holder of the Concessions and is in compliance with all applicable laws, licences, registrations, permits, consents and qualifications to which the Concessions are subject;

(iii)

No regulatory or third party consents or approvals are required to be obtained by Zinkgruvan in connection with the execution and delivery or with the performance by it of this Agreement or to effectively complete the transactions contemplated by this Agreement;

(iv)

Zinkgruvan is the registered or recorded holder of the Concessions and has sufficient right, title or interest in and to the Concessions in order for it to perform its obligations, enter into and complete the transactions contemplated in this Agreement;

(v)

The Concessions constitute all of the mining permits and concessions registered or recorded in the name of Zinkgruvan at the time Lundin acquired Zinkgruvan from Rio Tinto plc on June 2, 2004;

(vi)

Zinkgruvan produced approximately 1.8 million ounces of Minerals in the form of silver in 2003 and 0.8 million ounces of Minerals in the form of silver in the first six months of 2004 and expects to produce approximately 2 million ounces of Minerals in the form of silver annually from the Properties for a minimum of 19 years from and after the Effective Date;

(vii)

Zinkgruvan has disclosed to Silver Wheaton all material information in its control or possession relating to the mineralization or potential mineralization of each of the Properties; and

(viii)

Zinkgruvan has, and will deliver to Silver Wheaton at the Time of Delivery, an undivided 100% legal and beneficial good, valid, marketable and exclusive ownership title in and to the Silver, free and clear of any and all Encumbrances and right, title or interest of any person.

16.

Lundin Guarantee and Indemnity

(a)

Lundin hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Zinkgruvan pursuant to this Agreement and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Zinkgruvan.  Silver Wheaton shall not terminate this Agreement pursuant to and in accordance with Section 7 if Lundin performs the terms, covenants, conditions and provisions to be observed or performed by Zinkgruvan upon the default or non-performance thereof by Zinkgruvan.

(b)

Lundin shall indemnify and save Silver Wheaton and its directors, officers, employees and agents harmless from and against any and all actual losses, liabilities, damages, injuries, costs or expenses (including legal costs or expenses) suffered or incurred by Silver Wheaton that arise out of or relate to any failure of Zinkgruvan to timely and fully perform or cause to be performed all of the terms, covenants, conditions and provisions to be observed or performed by Zinkgruvan pursuant to this Agreement.

(c)

Lundin shall not transfer or assign all or any part of its obligations set forth in this Section 16 without the prior written consent of Silver Wheaton.

(d)

The provisions of this Section 16 shall survive the termination of this Agreement in accordance with Section 7 with respect to all of the terms, covenants, conditions and provisions to be observed or performed by Zinkgruvan pursuant to this Agreement up to and including the Termination Date.

17.

General Provisions

(a)

Each party hereto shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b)

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between Silver Wheaton and Zinkgruvan or Lundin.

(c)

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the laws of Canada applicable therein.

(d)

Time is of the essence in this Agreement.

(e)

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion.  It is hereby declared to be the intention of the parties hereto that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(f)

Any notice or other communication (in each case, a “Notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to Zinkgruvan, to:

Hovslagargatan 5

SE-111 48

Stockholm, Sweden

Attention:  Karl-Axel Waplan

Fax:  011 46 8 5450 7471

If to Lundin, to:

2101 Hongkong Bank of Canada Bldg

885 West Georgia Street

Vancouver, BC

V6C 3E8

Attention:  Lukas H. Lundin
Fax:  604-689-4250

If to Silver Wheaton, to:

Waterfront Centre
Suite 1560, 200 Burrard Street
Vancouver, British Columbia
V6C 3L6

Attention:  Chief Financial Officer
Fax:  604-696-3001

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next business day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(g)

The schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to form part hereof.

(h)

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the parties hereto.  The failure by any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of any party thereto to enforce each and every provision.  No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(i)

This Agreement may be executed in one or more counterparts, and by the parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

(j)

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns.

(k)

The parties hereto have expressly required that this Agreement and all notices relating hereto be drafted in English.

IN WITNESS WHEREOF the parties hereto have executed this Silver Purchase Agreement as of the day and year first above written.

ZINKGRUVAN MINING AB
	Per:	/s/ Stefan Mansson
	Name:	Stefan Mansson
	Title:	Managing Director
	Per:	/s/ Karl Axel Waplan
;	Name:	Karl Axel Waplan
	Title:	Chairman

SILVER WHEATON (CAYMANS) LTD.
	Per:	/s/ Eduardo Luna
	Name:	Eduardo Luna
	Title:	Director
Per:
Name:
Title:
LUNDIN MINING CORPORATION

	Per:	/s/ Edward Posey
	Name:	Edward Posey
	Title:	President
	Per:	/s/ John Craig
	Name:	John Craig
	Title:	Director

This is Schedule “A” to the Silver Purchase Agreement among
Zinkgruvan Mining AB, Silver Wheaton (Caymans) Ltd. and Lundin Mining Corporation
dated December 8th, 2004

Concessions

Exploration Permits

1.

Hövingamon no 1 (Decision 2001:82)

2.

Dalby Hytta no 1 (Decision 2003:103)

Exploitation Concessions

1.

Zinkgruvan (Register No. 325-394T/98)

2.

Klara (Register No. 22-451/02)

3.

Marketorp (Register No. 22-5/00)

This is Schedule “B” to the Silver Purchase Agreement among
Zinkgruvan Mining AB, Silver Wheaton (Caymans) Ltd. and Lundin Mining Corporation
dated December 8th, 2004

Properties

Exploration permit Dalby Hyttan No. 1

Nyhyttan 1:2, 1:4, 1:5, 2:1,

Västerby 1:1, 1:2, 1:3, 1:4, 1:5, 1:6, 1:7, 1:8, 1:10,

Dalbytorp 1:2, 1:5, 1:6, 1:7, 1:9,

Dalby 1:5, 1:8, 1:12, 1:13, 1:14, 1:15, 1:16, 1:22, 1:33, 1:35, 1:36, 1:37, 1:38, 1:39, 1:40, 1:41, 1:42, 1:43, 1:45, 1:46, 1:47, 1:48, 1:60, 1:80, 1:83, 1:84, 1:87, 1:92, 1:93, 1:94, 1:98, 1:99, 1:100, 1:102, 1:103, 1:104, 1:107 and common land within Dalby, all in the Municipality of Askersund.

Exploration permit Hövdingamon No. 1

Dalby 1:4, 1:5, 1:10, 1:18, 1:19,  1:20,  1:21, 1:22,  1:23,  1:24, 1:25,  1:26,  1:27, 1:42, 1:49, 1:54, 1:61, 1:80,  1:85, 1:95,

Dalbytorp 1:2,

Långvik 2:3,  2:4,  3:2,

Mårsäter 1:2,  2:1, 3:1,

Nedre Knalla 1:2, 1:5, 1:17, 1:18, 1.19,  1:22,  1:23,  1:25, 1:26, 1:29, 1:31,

Uppsala 1:8 in the Municipality of Askersund.

Exploitation concession Klara

Övre Knalla 1:5, 1:9, 1:18 1:20, 1:31,

Nedre Knalla 1:2, 1:17, 1:19, 1:22, 1:23, 1:25, 1:26,

Mårsäter 1:2, 2:1, 3:1,

Dalby 1:5, 1:9, 1:18, 1:19, 1:21, 1:22, 1:23, 1:24, 1:25, 1:26, 1:28, 1:29, 1:30, 1:31, 1:32, 1:34, 1:36, 1:40, 1:43, 1:44, 1:45, 1:46, 1:49, 1:51, 1:52, 1:54, 1:55, 1:56, 1:57, 1:58, 1:59, 1:62, 1:63, 1:64, 1:65, 1:66, 1:67, 1:68, 1:69, 1:70, 1:71, 1:72, 1:73, 1:74, 1:75, 1:76, 1:77, 1:78, 1:79, 1:81, 1:82, 1:85, 1:86, 1:88, 1:89, 1:90, 1:91, 1:96, 1:97, 1:101, 1:105, 1:106, 1:107, 1:108, 1:109, 1:110, 1:111, 1:112, 1:113, 1:114, 1:115, 2:9,

Isåsen 1:10, 1:15, 1:18 1:19, 1:32, 1:34, 1:36, 1:37, 1:39, 1:43, 1:44, 1:48, 1:63, 1:67, 1:70, 1:71, 1:73, 1:75, 1:76, 1:77, 1:79, 1:80, 1:81, 1:84, 1:86, 1:88, 1:89, 1:92, 1:94, 1:104, 1:116, 1:117, 1:118, 1:119, 1:120, 1:121, 1:122, 1:123, 1:124, 1:125, 1:126, 1:127, 1:140, 1:141, 1:142, 1:144, 2:9, 2:104 and S:2 (Långgölen and Mörtsjön) and S:8 in the Municipality of Askersund.

Exploitation concession Zinkgruvan

Dalby 1:5, 1:9, 1:18, 1:57, 1:58, 1:59, 1:76, 1:77, 1:78, 1:81, 1:82, 1:89, 1:90,

Isåsen 1:10, 1:11, 1:15, 1:18, 1:19, 1:20, 1:29, 1:32, 1:34, 1:35, 1:40, 1:41, 1:42, 1:45, 1:47, 1:50, 1:51, 1:53, 1:54, 1:55, 1:56, 1:57, 1:58, 1:59, 1:60, 1:65, 1:66, 1:74, 1:75, 1:79, 1:80, 1:82, 1:85, 1:91, 1:100, 1:101, 1:102, 1:103, 1:104, 1:105, 1:106, 1:107, 1:108, 1:111, 1:113, 1:116, 1:117, 1:118, 1:119, 1:120, 1:121, 1:122, 1:123, 1:124, 1:125, 1:126, 1:127, 1:132, 1:138, 1:140, 1:143, 1:144, 2:104,

Knarkebo 1:1, 1:2, 1:3,

Kristineberg 1:8,

Tostebacka 1:2, 1:5, 1:6,1:16,

Övre Knalla 1:8, 1:13, 1:14, 1:15, 1:16, 1:17, 1:19,1:20,

Isåsen S:2 in the Municipality of Askersunds.

Exploitation concession Marketorp

Mark 3:1 i Finspångs kommun.

This is Schedule “C” to the Silver Purchase Agreement among
Zinkgruvan Mining AB, Silver Wheaton (Caymans) Ltd. and Lundin Mining Corporation
dated December 8th, 2004

Dispute Resolution

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.

1.

Initiation of Arbitration Proceedings

(a)

Any dispute, disagreement or claim arising out of or in connection with this Agreement that has not been resolved by the Parties within ten (10) Business Days of the delivery of notice by one Party to the other Party of such dispute, disagreement or claim shall be referred to binding arbitration and shall not be brought before any court of competent jurisdiction other than to obtain temporary injunctive relief under the equitable powers of such court.  Subject to Section 1(b) below, such referral to binding arbitration shall be to three (3) qualified arbitrators (the “Arbitrators”).  The International Commercial Arbitration Act (Ontario) shall govern such arbitration proceedings in accordance with its terms except to the extent modified in this Schedule “B”. The determination of the Arbitrators shall be final and binding upon the Parties and shall not be subject to appeal or review procedure and the costs of such arbitration shall be as determined by the Arbitrators.  The Parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

(b)

If any Party wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of one person it wishes to be appointed an Arbitrator.  Within ten (10) days after receipt of such notice, the other Party shall give return notice to the first Party proposing the name of a person it wishes to be appointed an Arbitrator.  If such return notice is not given by the other Party within such ten (10) day period, it shall be deemed to have accepted the Arbitrator proposed by the first Party as the sole Arbitrator.  If such return notice is given within such ten (10) day period proposing another person to be Arbitrator, the two proposed Arbitrators shall meet within ten (10) days of such second notice and select a third person to be the third Arbitrator and act as Chairman of the arbitration panel within five (5) days of such meeting.  If said arbitrators shall be unable to agree on the selection of such third Arbitrator, then the arbitrators shall apply to the ADR Institute of Canada, Inc. for a list of arbitrators pursuant to Rule 15 of their National Arbitration Rules.

(c)

All Arbitrators so nominated or selected shall be qualified by education and who have sufficient industry experience in the subject matter of the dispute.  The Arbitrators shall be at arm’s length from both Parties and shall not be past or present officers, directors or employees of either Party or a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrators be persons who are regularly retained or have been retained in the preceding five (5) years before the matter in question arose by either of the Parties.

2.

Submission of Written Statements

(a)

Within ten (10) days of the appointment of the Arbitrators, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(b)

Within fifteen (15) days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.

(c)

Within ten (10) days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(d)

All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the party concerned relies and which have not previously been submitted by any party, and (where practicable) by any relevant samples.

(e)

After submission of all the statements, the Arbitrators will give directions for the further conduct of the arbitration.

3.

Meetings and Hearings

(a)

The arbitration shall take place in the City of Toronto, Ontario, or in such other place as the Claimant and the Respondent shall agree in writing.  The arbitration shall be conducted in English.  Subject to any adjournments that the Arbitrators allow, the final hearing will be continued on successive Business Days until it is concluded.

(b)

Subject to the provisions hereof, the decisions of the arbitrators of any two of them in writing shall be binding upon the parties both in respect of procedure and the conduct of the Parties during the proceedings and the final determination of the issues therein.

(c)

The majority of the arbitrators may determine any matters of procedure for the arbitration not specified herein.

(d)

All meetings and hearings will be in private unless the Parties otherwise agree.

(e)

Any Party may be represented at any meetings or hearings by legal counsel.

(f)

Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

4.

The Decision

(a)

The Arbitrators will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)

The Arbitrators will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than twenty (20) days thereafter, unless that time period is extended for a fixed period by the Arbitrators on written notice to each Party because of illness or other cause beyond the Arbitrators’ control.

(c)

Subject to the discretion of the Arbitrators, the decision shall determine and award costs to the successful Party in the arbitration.

(d)

The decision shall be final and binding on the Parties and shall not be subject to any appeal or review procedure provided that the Arbitrators have followed the rules provided herein in good faith and have proceeded in accordance with the principles of natural justice.  In the event either Party initiates any court proceeding in respect of the decision of the arbitration or the matter arbitrated, such Party shall, if unsuccessful in the court proceeding, pay the other Party's costs on a solicitor/client basis plus all other reasonable expenses incurred by such other Party from the date of delivery of the notice commencing arbitration to the date of determination of such court proceeding.

5.

Jurisdiction and Powers of the Arbitrators

(a)

By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrators the following jurisdiction and powers, to be exercised at the Arbitrators’ discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)

Without limiting the jurisdiction of the Arbitrators at law, the Parties agree that the Arbitrators shall have jurisdiction to:

(i)

determine any question of law arising in the arbitration;

(ii)

determine any question as to the Arbitrators’ jurisdiction;

(iii)

determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)

order any Party to furnish further details of that Party’s case, in fact or in law;

(v)

proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrators’ orders or directions, or to attend any meeting or hearing, but only after giving that party written notice that the Arbitrators intends to do so;

(vi)

receive and take into account such written or oral evidence tendered by the Parties as the Arbitrators determine is relevant, whether or not strictly admissible in law;

(vii)

make one or more interim awards;

(viii)

hold meetings and hearings, and make a decision (including a final decision) in Toronto, Ontario or elsewhere with the concurrence of the Parties thereto;

(ix)

order the Parties to produce to the Arbitrators, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrators determine to be relevant; and

(x)

make interim orders to secure all or part of any amount in dispute in the arbitration.

6.

Access to Courts for Enforcement and Interim Remedies

(a)

The Parties consent to the award of the Arbitrators being entered into court of competent jurisdiction for the purposes of enforcement.  In addition, if it appears to any Party that the Arbitrators lack the power to give effective interim relief, either Party may apply to any appropriate court of competent jurisdiction for such relief.